CUSIP No.	89235K105	Schedule 13D	Page	1	of	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1

Achillion Pharmaceuticals Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
00448Q201
(CUSIP Number)
Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
C/o Advent International Corporation, 75 State Street, Boston, MA 02109
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2008
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89235K105	Schedule 13D	Page	2	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,159,440

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,159,440

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,159,440

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.39%

14	TYPE OF REPORTING PERSON*

CO, IA

CUSIP No.	89235K105	Schedule 13D	Page	3	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,126,750

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,126,750

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,126,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.27%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	89235K105	Schedule 13D	Page	4	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Healthcare and Life Sciences II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,045,360

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,045,360

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,360

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.96%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	89235K105	Schedule 13D	Page	5	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		81,390

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		81,390

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.31%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	89235K105	Schedule 13D	Page	6	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners HLS II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,186

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,186

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,186

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.09%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	89235K105	Schedule 13D	Page	7	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,504

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04%

14	TYPE OF REPORTING PERSON*

PN

CUSIP NO. 89235K105	Schedule 13D	Page 8 of 11
Item 1. Security and Issuer
     This statement on Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Reporting Persons’ beneficial ownership interest in the Common Stock, par value $0.001 per share (the “Common Stock”), of Achillion Pharmaceuticals Inc., a Delaware corporation (the “Corporation”). The address of the principal executive office of the Corporation is 300 George Street, New Haven, CT 06511. This Amendment No. 1 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2006. This Amendment No. 1 is being filed by the Reporting Persons to amend Item 5. Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 26,376,000 shares of Common Stock outstanding as August 13, 2008). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

				Percentage of	# of Shares
	Number of Shares			Common Stock	Disposed of During
Reporting Person	Common Stock	Warrants	Total	Outstanding	Past 60 Days

Advent International Corporation (1)(2)(3)	1,116,432	43,008	1,159,440	4.39%	0
Advent International Limited Partnership (1)	1,084,954	41,796	1,126,750	4.27%	0
Advent Healthcare and Life Sciences II Limited Partnership (2)	1,006,582	38,778	1,045,360	3.96%	0
Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG (2)	78,372	3,018	81,390	0.31%	0
Advent Partners HLS II Limited Partnership (3)	22,326	860	23,186	0.09%	0
Advent Partners Limited Partnership (3)	9,152	352	9,504	0.04%	0

Total Group	1,116,432	43,008	1,159,440	4.39%	0
          (1) Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) which in turn is the General Partner and the Managing Limited Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

CUSIP NO. 89235K105	Schedule 13D	Page 9 of 11
          (2) Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) which in turn is the General Partner of Advent Healthcare and Life Sciences II Limited Partnership as well as the Managing Limited Partner of Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.
          (3) AIC is the General Partner of the indicated Reporting Person. As such, AIC has the power to vote and dispose of the securities of Advent Partners HLS II Limited Partnership and Advent Partners Limited Partnership.
     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.
     (c) On August 12, 2008 the Company issued 10,714,655 units at a price of $2.9049 per unit. Each unit consists of one share of common stock and a warrant to purchase 0.25 shares of common stock at an exercise price of $3.53 per share. This issuance reduced the Reporting Persons’ beneficial ownership from 7.41% (based upon 15,641,462 shares of Common Stock outstanding as of May 7, 2008) to 4.39%. None of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.
     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
     (e) As of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

CUSIP NO. 89235K105	Schedule 13D	Page 10 of 11
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 10, 2008
Advent Healthcare and Life Sciences II Limited Partnership
By:	Advent International Limited Partnership, General Partner

By:	Advent International Corporation, General Partner

By:	Jarlyth H. Gibson, Assistant Compliance Officer*
Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG
By:	Advent International Limited Partnership, Managing Limited Partner

By:	Advent International Corporation, General Partner

By:	Jarlyth H. Gibson, Assistant Compliance Officer*
Advent International Limited Partnership
Advent Partners HLS II Limited Partnership
Advent Partners Limited Partnership
By:	Advent International Corporation, General Partner

By:	Jarlyth H. Gibson, Assistant Compliance Officer*
Advent International Corporation
By:	Jarlyth H. Gibson, Assistant Compliance Officer*

*	For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Assistant Compliance Officer

CUSIP NO. 89235K105	Schedule 13D	Page 11 of 11
SCHEDULE A
          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.
I. Advent International Corporation

	Position with	Principal
	Advent International	Occupation
Name	Corporation	(if different)
Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President Managing Director Chief Operating Officer Assistant Secretary Executive Officers’ Committee Member

Ernest G. Bachrach	Executive Officers’ Committee Member

Humphrey W. Battcock	Executive Officers’ Committee Member

Ralf Huep	Executive Officers’ Committee Member

David M. Mussafer	Director Executive Officers’ Committee Member

William C. Schmidt	Executive Officers’ Committee Member

Steven M. Tadler	Director Executive Officers’ Committee Member

Janet L. Hennessy	Senior Vice President Partner Chief Financial Officer Chief Compliance Officer Assistant Secretary

John F. Brooke	Director	General Partner of Brooke Private Equity

Mark Hoffman	Director	Chairman of Cambridge Research Group

David W. Watson	Secretary	Attorney